UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HD SUPPLY HOLDINGS, INC.

(Name of Subject Company)

CORONADO ACQUISITION SUB INC.

(Offeror)

THE HOME DEPOT, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

40416M105

(CUSIP Number of Class of Securities)

Teresa Wynn Roseborough

The Home Depot, Inc.

2455 Paces Ferry Road

Atlanta, Georgia 30339

(770) 433-8211

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David E. Shapiro, Esq.

Samson Z. Mesele, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,744,491,644.19	$954,024.04

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 155,116,917 shares of common stock, par value $0.01 per share, of HD Supply Holdings, Inc. (“HD Supply”) multiplied by the offer price of $56.00 per share, (ii) the net offer price for 2,411,519 shares issuable pursuant to outstanding stock options with an exercise price less than $56.00 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $56.00 minus the weighted average exercise price per share), (iii) 138,494 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $56.00, and (iv) 66,715 shares subject to issuance upon settlement of outstanding deferred stock units multiplied by the offer price of $56.00. The calculation of the filing fee is based on information provided by HD Supply as of November 20, 2020.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Coronado Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Home Depot, Inc., a Delaware corporation (“The Home Depot”), for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of HD Supply Holdings, Inc., a Delaware corporation (“HD Supply”), at a price of $56.00 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase, dated November 24, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

HD Supply Holdings, Inc.

3400 Cumberland Boulevard

Atlanta, Georgia 30339

(770) 852-9000

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning The Home Depot and Purchaser”)

SCHEDULE I — Information Relating to The Home Depot and Purchaser

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with HD Supply”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with HD Supply”)

THE TENDER OFFER —Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for HD Supply”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for HD Supply”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with HD Supply”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for HD Supply”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with HD Supply”)

(b) Conditions. The Offer is not subject to a financing condition.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with HD Supply”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning The Home Depot and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for HD Supply”)

SCHEDULE I — Information Relating to The Home Depot and Purchaser

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with The Home Depot”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with HD Supply”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for HD Supply”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 24, 2020.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement as published in The New York Times on November 24, 2020.

(a)(1)(F)	Press Release, dated November 16, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Home Depot, Inc. with the U.S. Securities and Exchange Commission on November 16, 2020).

(a)(1)(G)	Excerpts from Third Quarter 2020 Earnings Call, dated November 17, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Home Depot, Inc. with the U.S. Securities and Exchange Commission on November 17, 2020).

Exhibit No.	Description

(d)(1)	Agreement and Plan of Merger among The Home Depot, Inc., Coronado Acquisition Sub Inc. and HD Supply Holdings, Inc., dated as of November 15, 2020 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Home Depot, Inc. with the U.S. Securities and Exchange Commission on November 18, 2020).

(d)(2)	Confidentiality Agreement, dated as of October 28, 2020, between HD Supply Holdings, Inc. and The Home Depot, Inc.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2020

CORONADO ACQUISITION SUB INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Vice President, Chief Financial Officer and Treasurer

THE HOME DEPOT, INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Executive Vice President and Chief Financial Officer